Term sheet
To prospectus dated November 14,2011
prospectus supplement dated November 14, 2011 and
product supplement no. 2-I dated November 14, 2011

Term Sheet to
Product Supplement No. 2-I
Registration Statement No. 333-177923
Dated January 24, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Autocallable Dual Directional Notes Linked to a Brent Crude Oil Futures Contract due February 28, 2013

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Contract Price of the first nearby month (or, in some circumstances, the second nearby month) futures contract on Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe (the "Commodity Futures Contract"), is at or above the Call Level applicable to that Review Date. The notes are designed for investors who seek an unleveraged return equal to the absolute value of any depreciation (up to 35.00%) of the Commodity Futures Contract and who anticipate that the Contract Price will not be less than the Initial Contract Price by more than 35.00% on any day during the Monitoring Period. Investors should be willing to forgo interest payments, and, if the notes are not automatically called, be willing to lose some or all of their principal if the Contract Price is less than the Initial Contract Price by more than 35.00% on any day during the Monitoring Period. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes are linked to the Contract Price of the Commodity Futures Contract, as described below. See "Selected Purchase Considerations — Return Linked Solely to the Contract Price of Brent Crude Oil Futures Contracts" and "Selected Risk Considerations — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices" in this term sheet for more information.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is May 17, 2012.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 28, 2013†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about February 17, 2012 and are expected to settle on or about February 23, 2012.

Key Terms

Commodity Futures Contract:	The notes are linked to the first nearby month futures contract for Brent crude oil (Bloomberg symbol "CO1") traded on ICE Futures Europe or, in some circumstances, the second nearby month futures contract for Brent crude oil (Bloomberg symbol "CO2") traded on ICE Futures Europe, as described in "Additional Key Terms — Contract Price" on page TS-1 of this term sheet.
Automatic Call:	If the Contract Price on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Initial Contract Price, for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* the call premium amount calculated as follows: • at least 4.25* × $1,000 if called on the first Review Date • at least 8.50%* × $1,000 if called on the second Review Date • at least 12.75%* × $1,000 if called on the third Review Date • at least 17.00%* × $1,000 if called on the final Review Date * The actual call premiums applicable to the first, second, third and final Review Dates will be set on the pricing date and will not be less than 4.25%, 8.50%, 12.75% and 17.00%, respectively.
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	35.00%
Payment at Maturity:	If the notes have not been automatically called and ***a Knock-Out Event has*** **not** ***occurred***, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Contract Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Absolute Contract Return) *Because a Knock-Out Event will occur if the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00% on any day during the Monitoring Period, your maximum payment at maturity is $1,350.00 per $1,000 principal amount note.* If the notes have not been automatically called and ***a Knock-Out Event has occurred***, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Contract Return) *If the notes have not been automatically called and a Knock-Out Event has occurred, you will lose some or all of your initial investment at maturity.*
Monitoring Period:	The period from but excluding the pricing date to and including the final Review Date
Contract Return:	$\frac{\text{Ending Contract Price} - \text{Initial Contract Price}}{\text{Initial Contract Price}}$
Absolute Contract Return:	The absolute value of the Contract Return. For example, if the Contract Return is -5%, the Absolute Contract Return will equal 5%.
Review Dates†:	May 17, 2012 (first Review Date), August 17, 2012 (second Review Date), November 19, 2012 (third Review Date) and February 25, 2013 (final Review Date)
Call Settlement Dates†:	The third business day after the applicable Review Date, except that the final Call Settlement Date is the Maturity Date
Maturity Date†:	February 28, 2013
CUSIP:	48125VLB4
Other Terms:	See "Additional Key Terms" in this term sheet for additional key terms relating to the notes.

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract" in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and in "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" in this term sheet.

Investing in the Autocallable Dual Directional Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 2-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-43 of the accompanying product supplement no. 2-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 24, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 2-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Initial Contract Price:	The Contract Price on the pricing date
Ending Contract Price:	The Contract Price on the final Review Date
Contract Price:	On any trading day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg symbol: "CO1" ‹Comdty›), *provided* that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg symbol: "CO2" ‹Comdty›) on such trading day

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I; and

(2) each Review Date is a "Determination Date" as described in the accompanying product supplement no. 2-I and is subject to postponement as described under "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract" in the accompanying product supplement no. 2-I.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Call Settlement Date or at maturity for a range of movements in the Contract Price as shown under the column "Contract Price Appreciation/Depreciation at Review Date." The following table assumes a hypothetical Initial Contract Price of $110 and a hypothetical Call Level of $110 (equal to 100% of the hypothetical Initial Contract Price). The following table also assumes that the call premiums applicable to the first, second, third and final Review Dates are 4.25%, 8.50%, 12.75% and 17.00%, respectively, regardless of the appreciation of the Contract Price, which may be significant; the actual call premiums will be set on the pricing date. The following table reflects the Knock-Out Buffer Amount of 35.00%. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Contract Price at Review Date	Contract Price Appreciation / Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Third Call Settlement Date	Total Return at Maturity If a Knock-Out Event Has Not Occurred (1)	Total Return at Maturity If a Knock-Out Event Has Occurred (2)
$198.000	80.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$187.000	70.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$176.000	60.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$165.000	50.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$154.000	40.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$143.000	30.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$132.000	20.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$126.500	15.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$121.000	10.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$115.500	5.00%	4.25%	8.50%	12.75%	17.00%	17.00%
$110.000	**0.00%**	**4.25%**	**8.50%**	**12.75%**	**17.00%**	**17.00%**
$107.250	-2.50%	N/A	N/A	N/A	**2.50%**	-2.50%
$104.500	-5.00%	N/A	N/A	N/A	**5.00%**	-5.00%
$101.750	-7.50%	N/A	N/A	N/A	**7.50%**	-7.50%
$99.000	-10.00%	N/A	N/A	N/A	**10.00%**	-10.00%
$93.500	-15.00%	N/A	N/A	N/A	**15.00%**	-15.00%
$88.000	-20.00%	N/A	N/A	N/A	**20.00%**	-20.00%
$77.000	-30.00%	N/A	N/A	N/A	**30.00%**	-30.00%
$71.500	-35.00%	N/A	N/A	N/A	**35.00%**	-35.00%
$71.489	-35.01%	N/A	N/A	N/A	N/A	-35.01%
$66.000	-40.00%	N/A	N/A	N/A	N/A	-40.00%
$55.000	-50.00%	N/A	N/A	N/A	N/A	-50.00%
$44.000	-60.00%	N/A	N/A	N/A	N/A	-60.00%
$33.000	-70.00%	N/A	N/A	N/A	N/A	-70.00%
$22.000	-80.00%	N/A	N/A	N/A	N/A	-80.00%
$11.000	-90.00%	N/A	N/A	N/A	N/A	-90.00%
$0.000	-100.00%	N/A	N/A	N/A	N/A	-100.00%

(1) The Contract Price is greater than or equal to $71.50 (65% of the hypothetical Initial Share Price) on each day during the Monitoring Period.

(2) The Contract Price is less than $71.50 (65% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Contract Price increases from the Initial Contract Price of $110 to a Contract Price of $121 on the first Review Date. Because the Contract Price on the first Review Date of $121 is greater than the Call Level of $110, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,042.50 per $1,000 principal amount note.

Example 2: The Contract Price decreases from the Initial Contract Price of $110 to a Contract Price of $88 on the first Review Date, $99 on the second Review Date and $107.25 on the third Review Date and increases to a Contract Price of $115.50 on the final Review Date. Although the Contract Price on each of the first three Review Dates ($88, $99 and $107.25) is less than the Call Level of $110, because the Contract Price on the final Review Date ($115.50) is greater than the Call Level of $110, the notes are automatically called, and the investor receives a single payment on the maturity date of $1,170 per $1,000 principal amount note.

Example 3: A Knock-Out Event does not occur, and the Contract Price remains below the Call Level of $110 on each of the Review Dates and decreases from the Initial Contract Price of $110 to an Ending Contract Price of $104.50. Because the Contract Price on each of the four Review Dates is less than the Call Level of $110, the notes are not automatically called. Although the Ending Contract Price is negative, because a Knock-Out Event has not occurred and the Absolute Contract Return is 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.00\%) = \$1,050.00$$

Example 4: A Knock-Out Event occurs, and the Contract Price remains below the Call Level of $110 on each of the Review Dates and decreases from the Initial Contract Price of $110 to an Ending Contract Price of $99. Because the Contract Price on each of the four Review Dates is less than the Call Level of $110, the notes are not automatically called. Because a Knock-Out Event has occurred and the Ending Contract Price is less than the Initial Contract Price by 10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 5: A Knock-Out Event occurs, and the Contract Price remains below the Call Level of $110 on each of the Review Dates and decreases from the Initial Contract Price of $110 to an Ending Contract Price of $55. Because the Contract Price on each of the four Review Dates is less than the Call Level of $110, the notes are not automatically called. Because a Knock-Out Event has occurred and the Ending Contract Price is less than the Initial Contract Price by 50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -50\%) = \$500$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — If the Contract Price is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 4.25%* × $1,000 if called on the first Review Date; (ii) at least 8.50%* × $1,000 if called on the second Review Date; (iii) at least 12.75%* × $1,000 if called on the third Review Date or (iv) at least 17.00%* × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

  *The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date and will not be less than 4.25%, 8.50%, 12.75% and 17.00%, respectively.

- **POTENTIAL FOR UP TO A 35% RETURN ON THE NOTES EVEN IF THE CONTRACT RETURN IS NEGATIVE** — If the notes have not been automatically called and a Knock-Out Event has not occurred, at maturity you will earn a positive, unleveraged return on the notes equal to the Absolute Contract Return. Because the Absolute Contract Return is based on the absolute value of the change from the Initial Contract Price to the Ending Contract Price, if the Absolute Contract Return is not greater than or equal to 35.00%, you will earn a positive return on the notes even though the Ending Contract Price is less than the Initial Share Price. For example, if the Contract Return is -5%, the Absolute Contract Return will equal 5%. Because a Knock-Out Event will occur if the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00% on any day during the Monitoring Period, your maximum payment at maturity is $1,350.00 per $1,000 principal amount note.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over one year, the notes will be called before maturity if the Contract Price is at or above the Call Level on any Review Date, and you will be entitled to the payment corresponding to that Review Date set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes have not been automatically called, we will pay you your principal back at maturity so long as the Contract Price is not less than the Initial Contract Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period. **However, if the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, you could lose the entire principal amount of your notes if the notes are not automatically called.**

- **RETURN LINKED SOLELY TO THE CONTRACT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS** — The return on the notes is linked solely to the official settlement price on ICE Futures Europe of the first nearby month (or, in some circumstances, the second nearby month) futures contract for Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. The Contract Return reflects the performance of the Commodity Futures Contract, expressed as a percentage, from the Initial Contract Price to the Contract Price on the final Review Date. For additional information about the Commodity Futures Contract, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodity Futures Contracts" in the accompanying product supplement no. 2-I.

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to the Commodity Futures Contract. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 2-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. If the notes have not been automatically called, the return on the notes at maturity is linked to the performance of the Commodity Futures Contract and will depend on whether a Knock-Out Event has occurred and the extent to which the Contract Return is positive or negative. If the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00% on any day during the Monitoring Period, a Knock-Out Event has occurred. Under these circumstances, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less that the Initial Contract Price. Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT BUFFER AMOUNT** — If the notes have not been automatically called and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus a return equal to the Absolute Contract Return, up to 35.00%. Because a Knock-Out Event will occur if the Contract Price is less than the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00% on any day during the Monitoring Period, your maximum payment at maturity is $1,350.00 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the Contract Price on any day during the Monitoring Period is less than the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00%, you will at maturity be fully exposed to any depreciation in the Contract Price. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. You will be subject to this potential loss of principal even if the Contract Price subsequently increases such that the Ending Contract Price is less than the Initial Contract Price by not more than the Knock-Out Buffer Amount of 35.00%, or is equal to or greater than the Initial Contract Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received at least the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **IF THE NOTES ARE CALLED EARLY, YOUR RETURN IS LIMITED TO THE APPLICABLE CALL PREMIUM** — If the notes are automatically called, your potential gain on the notes will be limited to the applicable call premium, as set forth on the cover of this term sheet, regardless of the appreciation in the Contract Price, which may be significant. Because the Contract Price at various times during the term of the notes could be higher than on a Review Date or at maturity, you may receive a lower payment upon automatic call or at maturity, as the case may be, than you would have if you had invested directly in the Commodity Futures Contract.

- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CONTRACT PRICE IS VOLATILE** — The likelihood of the Contract Price declining from the Initial Contract Price by more than the Knock-Out Buffer Amount of 35.00% on any day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Contract Price — the frequency and magnitude of changes in the Contract Price. See "Prices of Commodity Futures Contracts Are Characterized by High and Unpredictable Volatility" below.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I for more information.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission has adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities. These regulations may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY** — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See "The Market Price of Brent Crude Oil Will Affect the Value of the Notes" below. The Contract Price of the Commodity Futures Contract is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of Brent crude oil. The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (*e.g.*, weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

- **FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS** — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Commodity Futures Contract will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Commodity Futures Contract and, therefore, the notes.

- **THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT IS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS AS DETERMINED BY ICE FUTURES EUROPE, AND THERE ARE CERTAIN RISKS RELATING TO THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT BEING DETERMINED BY ICE FUTURES EUROPE** — Futures contracts on Brent crude oil are traded on ICE Futures Europe. The Contract Price of the Commodity Futures Contract will be determined by reference to the official settlement price on ICE Futures Europe of the Commodity Futures Contract, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

- **A DECISION BY ICE FUTURES EUROPE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT** — If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (*i.e.* the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price of the Commodity Futures Contract to decline significantly.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked to the Commodity Futures Contract, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to the Commodity Futures Contract and not to a diverse basket of commodities or commodity futures contracts or a broad-based commodity index. The Contract Price of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to the price of a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE COMMODITY FUTURES CONTRACT** — The return on your notes will not reflect the return you would realize if you actually purchased the Commodity Futures Contract or other exchange-traded or over-the-counter instruments based on the Commodity Futures Contract. You will not have any rights that holders of such assets or instruments have.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE COMMODITY FUTURES CONTRACT, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Futures Contract and, therefore, the value of your notes.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Commodity Futures Contract on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the Contract Price of the Commodity Futures Contract;
  - supply and demand trends for Brent crude oil and the Commodity Futures Contract;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred or is expected to occur;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 5, 2007 through January 20, 2012. The Contract Price on January 23, 2012 was $110.58. We obtained the Contract Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Commodity Futures Contract should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the pricing date or any Review Date. We cannot give you assurance that the performance of the Commodity Futures Contract will result in the return of any of your initial investment.



Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.